
HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-277211
April 2, 2025

3Dedge

Diversified Dynamic Directional
US Market Exposure

HSBC 3D
Edge Index

The HSBC 3D Edge Index ("3D Edge") is a next generation, rules-based asset allocation strategy that invests across US Large-Cap Equity Futures and US Treasury Bond Futures with the objective of delivering smooth and steady returns over time.



Key Features



Diversified

Combines exposure to US equities and US bonds to seek an attractive level of return for a given level of risk.



Dynamic Signals

Measures market stress in US equity and US bond markets on a daily basis.



Directional Exposure

Has the potential to generate positive performance regardless of whether US equity and US bond prices are appreciating or depreciating, which may result in better performance relative to long-only multi-asset indices.



Constructing a diversified portfolio for the 21st century

Investible indices have evolved in recent years. Originally, these indices sought to provide investors with long-only exposure to a particular asset class, meaning the performance of the index would be based off any upward or downward market movement.

Over time, this approach also evolved to include long-only exposures to multiple assets in an attempt to mitigate concentration risk and improve risk adjusted returns.

However, as we have seen over recent years, even combining long-only exposures to multiple asset classes may not be sufficiently diversified to generate consistent returns in a modern world of changing interest rates, geopolitical fears, and equity market volatility.

Investors seeking stable and persistent risk-adjusted returns may benefit from 3D Edge's agile investment process. The process utilizes market indicators and the latest in index technology to dynamically shift the directional exposure of its portfolio components daily in an effort to stabilize the portfolio during times of elevated volatility, amongst other factors indicative of market stress. This approach seeks to potentially generate positive performance whether equities or bonds are becoming more or less expensive.

3Dedge

How the 3D Edge Index Works

Diversification of Assets

3D Edge tracks a synthetic investment in the HSBC 3D Edge Base Index ("Base Index") net of embedded fees and costs. The Base Index tracks a weighted basket of two sub-index components, net of fees, designed to provide broad based exposure to:



40%

US Large Cap Equity Futures, net of fees and costs.

60%

US 10Yr Treasury Bonds, net of fees and costs.

Dynamic Signals

On a daily basis, signals designed to detect market stress monitor US Large Cap Equity and US 10Yr Treasury market trends:



Price Trends

Volatility

Bond Yield Trends

Bond Yield Spread



The US Equities signals measure US Equity price trends and monitor short-term volatility.



The US Bond signals measure US Bonds Yield trends and monitor the inflation-adjusted spread between long-term and short-term bond yields.



Directional Exposure

The directional exposure to each index component will default to long but can shift to short on any day if the Dynamic Signals indicate market stress in either asset:



US Equities – the dynamic directional shift from long to short in equities will only occur on days when both US equity price trends are negative AND short-term equity volatility spikes.

US Bonds – the dynamic directional shift from long to short in bonds will only occur on days when both US bond yields are rising AND the yield curve is inverted such that investors are not being compensated for holding longer tenor bonds with greater inflation and interest rate risk.

3

3D Edge is designed to ensure that its volatility does not exceed a 5% volatility target. If the volatility is less than 5%, its allocation to the Base Index may be up to 100%. If the volatility is greater than 5%, its allocation to the Base Index may be reduced.

Performance: Hypothetical & Historical

The HSBC 3D Edge Index would have provided growth through a variety environments due in part to its Diversified, Dynamic, Directional methodology, designed to shift its exposure to US Equities and Bonds Markets from Long to Short if its Dynamic Signals indicate market stress in either asset. While real-time calculations began on December 24, 2024, the graph below illustrates how 3D Edge would have provided long-term positive returns with low volatility.



	HSBC 3D Edge Index		S&P 500 RC 5% Index	
HSBC 3D Edge Index	4.63% Compound Annual Return	S&P 500 RC 5% Index	3.00% Compound Annual Return	

Key Statistics and Characteristics

Index Returns as of 3/31/2025	HSBC 3D Edge Index	S&P 500 RC 5% Index
YTD	0.05%	-2.01%
3Y	1.76%	0.17%
5Y	31.27%	19.68%
10Y	59.57%	39.75%
Full Period	147.16%	80.48%
Annualized Volatility	4.60%	5.06%
Sharpe Ratio	1.00	0.61

	HSBC 3D Edge Index
Bloomberg Ticker	HSIE3EDG
Asset Class	Equities & Bonds
Geographical Focus	United States
Launch Date	December 24, 2024
Type of Return	Excess Return
Index Sponsor	HSBC Bank Plc
Calculation Agent	MerQube, Inc
Adjustment Factor[1]	0.75% p.a.

For latest performance data, please visit the HSBC 3D Edge Website: https://indices.gbm.hsbc.com/indices/HSIE3EDG

[1] HSBC 3D Edge Index values shown here, and as calculated and published by MerQube UK Limited, are net of the 0.75% p.a. Adjustment Factor, or decrement.

Data from 01/07/2005 to 3/31/2025. Past performance is no indication of future performance. Each of the 3D Edge Index, the Base Index and each Sub-Index was launched on December 24, 2024 and therefore has limited historical performance. See "Important Disclaimer Information – Use of Simulated Returns" in this document.

Risk Factors & Disclaimers

Risks Associated with the HSBC 3D Edge Index (the "HSIE3EDG Index")

The strategy tracked by the HSIE3EDG Index and the views implicit in the HSIE3EDG Index are not guaranteed to succeed.

The strategy tracked by the HSIE3EDG Index is not guaranteed to be successful. It is impossible to predict whether and the extent to which the HSBC 3D Edge Base Index (the "Base Index") or its constituents will yield positive or negative results. You should seek your own advice as necessary to assess the HSIE3EDG Index and its strategy.

The HSIE3EDG Index aims to provide a hypothetical exposure to the performance of the Base Index with a rules-based volatility control mechanism that aims to control the volatility of the HSIE3EDG Index by ensuring that it does not exceed a pre-defined target maximum level. By seeking to ensure that volatility does not exceed a predetermined maximum level, the HSIE3EDG Index may underperform an alternative strategy that seeks to maintain a higher or lower volatility or an alternative strategy that does not seek to maintain a level volatility. The volatility control mechanism includes an aggregate limit on exposure to the Base Index. These provisions may limit the ability of the HSIE3EDG Index to adjust to market conditions or to participate in favorable Base Index performance and may cause the HSIE3EDG Index to underperform another strategy that is not subject to these or similar conditions.

It is impossible to predict and list all factors and events that may impact the HSIE3EDG Index, positively or negatively. Conditions in particular markets, as well as overall market and macroeconomic conditions and other events and circumstances, may affect the HSIE3EDG Index in different ways. Moreover, market or other conditions or events may cause the HSIE3EDG Index to act in unanticipated ways, which could adversely affect the HSIE3EDG Index performance and, therefore, your return on any structured product investment linked to the HSIE3EDG Index. Certain disruption or extraordinary events may also require the Index Sponsor (which is us) to adjust or terminate the HSIE3EDG Index or the Base Index (of which we are also the index sponsor), which could adversely affect the HSIE3EDG Index performance and the return on any structured product investment linked to the HSIE3EDG Index.

No assurance can be given that the investment strategy on which the HSIE3EDG Index is based will be successful or that the HSIE3EDG Index will outperform any alternative strategy that might be employed in respect of the Base Index. Similarly, no assurance can be given that the investment strategy on which the Base Index is based will be successful or that the Base Index will outperform any alternative strategy that might be employed in respect of its components.

The HSIE3EDG Index may underperform the Base Index.

The HSIE3EDG Index is intended to provide volatility-adjusted exposure to the Base Index. The HSIE3EDG Index temporarily decreases exposure to the Base Index when the volatility is higher than the maximum target level. The underlying investment thesis, which may or may not prove to be accurate, is that decreasing exposure to the Base Index during periods of increased volatility will limit the HSIE3EDG Index's participation in rapid downturns in the Base Index. However, decreasing exposure to the Base Index during periods of increased volatility will also limit the HSIE3EDG Index's participation in rapid growth of the Base Index. There can be no assurance that the HSIE3EDG Index's investment thesis will prove correct or that the HSIE3EDG Index will effectively implement its investment thesis. Additionally, because there are embedded fees and costs and the decrement feature, the HSIE3EDG Index will underperform the Base Index unless its strategy performs sufficiently well to overcome the negative effect of the embedded fees and costs and decrement on the level of the HSIE3EDG Index.

The decrement will reduce the performance of the HSIE3EDG Index.

The HSIE3EDG Index includes a decrement feature, whereby a daily deduction of 0.75% of the HSIE3EDG Index level is deducted daily from the performance of the Base Index as part of the calculation of the HSIE3EDG Index level. The level of the Base Index must increase by an amount sufficient to offset the decrement in order for the HSIE3EDG Index to display a positive return. Accordingly, the level of the HSIE3EDG Index may decline even if the constituents of the Base Index appreciate. The decrement will adversely affect the performance of the HSIE3EDG Index in all cases, whether the Base Index appreciates or depreciates.

The level of the HSIE3EDG Index will be reduced based on embedded fees and costs.

The level of the HSIE3EDG Index is adjusted to reflect embedded fees and costs. Additionally, the Base Index and the indices referenced in the calculation of the Base Index, including sub-indices of the indices referenced in the calculation of the Base Index, (each, an "Underlying Index") are also adjusted to reflect embedded fees and costs. Because reductions are made from both the HSIE3EDG Index, Base Index and Underlying Indices, the deductions will have a compounding effect on the performance of the HSIE3EDG Index. These fees will offset, in whole or in part, any positive performance and increase any negative performance of the Base Index and Underlying Indices. The level of the Underlying Indices must, as a result, increase by an amount sufficient to offset the fees and costs in order for the HSIE3EDG Index to display a positive return. There can be no assurance that such an increase will occur.

Risk Factors & Disclaimers

The total amount of embedded fees in the HSIE3EDG Index and Underlying Indices are not predictable at the issuance of any structured product investment linked to the HSIE3EDG Index and will depend on a number of factors, including the performance of the HSIE3EDG Index and Underlying Indices among other matters. As a result, it is not possible to predict at the time of issuance of any structured product investment linked to the HSIE3EDG Index the amount of the increase in the Underlying Indices (before taking into account such embedded fees and costs) that would be necessary to offset such fees and costs and to result in a positive return on your investment.

Daily adjustments will increase the embedded costs.

Daily adjustments of the HSIE3EDG Index's exposure to the Base Index increase the embedded costs which are based, in part, on hypothetical transaction activity corresponding to the daily calculation of the HSIE3EDG Index's exposure to the Base Index. Similarly, monthly rebalancing of the Base Index and daily adjustments to Underlying Indices will increase the embedded costs in the Underlying Indices which are also based, in part, on hypothetical transaction activity. The embedded fees may also exceed than the costs incurred as a result of actual transaction activity. The daily rebalancing of the HSIE3EDG Index and Underlying Indices will adversely affect the performance of the HSIE3EDG Index and the value of any structured product investment linked to the HSIE3EDG Index.

The HSIE3EDG Index may not approximate the target maximum volatility.

The HSIE3EDG Index is designed to ensure that volatility does not exceed the maximum level of 5% by dynamically adjusting its exposure to the Base Index on a daily basis, subject to a maximum exposure of 100%. Similarly, the HSBC Dynamic US Equity 15% VC Index (the "Equity Sub-Index") also is designed to ensure that volatility does not exceed the maximum level of 15% by dynamically adjusting its exposure to its underlying index. These adjustments are made based on historic volatility, and there is no guarantee that trends exhibited by any such measures will continue in the future. The volatility of a portfolio on any day may change quickly and unexpectedly. There can be no assurance that the volatility control mechanism employed by the HSIE3EDG Index will be the most effective way to accurately assess volatility or to predict patterns of volatility. There can also be no assurance that maximum volatility of the HSIE3EDG Index will not exceed the maximum level of 5%.

Historical volatility may be a poor indicator of future volatility.

The HSIE3EDG Index seeks to take on a defined and limited degree of expected risk by allocating exposure to the Base Index to ensure that volatility of the HSIE3EDG Index does not exceed the maximum level of 5%. Similarly, the Equity Sub-Index also

seeks to limit the degree of expected risk by allocating exposure to its underlying index with aim to ensure that volatility of the Equity Sub-Index does not exceed the maximum level of 15%. Each of Index and Equity Sub-Index measures the expected risk of its portfolio based on historical volatility. There can be no assurance that the historical volatility of a portfolio will be indicative of future volatility. In addition, other potential measures of volatility, such as implied volatility, may be more predictive of future volatility than historical volatility. As a result, the measure of expected risk used by the HSIE3EDG Index and Equity Sub-Index may be less accurate than other measures that could have been used.

The volatility control mechanism may negatively impact the performance of the HSIE3EDG Index.

The HSIE3EDG Index and Equity Sub-Index each employ a rules-based volatility control mechanism that aims to control the maximum level of volatility. By seeking to ensure that volatility does not exceed a predetermined maximum, the HSIE3EDG Index and Equity Sub-Index may each underperform an alternative strategy that seeks to maintain a higher or lower volatility or an alternative strategy that does not seek to maintain a level volatility. The volatility control mechanisms also include aggregate limits on exposure.
These provisions may limit the ability to adjust to market conditions or to participate in favorable performance of constituents and, accordingly, may cause the HSIE3EDG Index to underperform another strategy that is not subject to these or similar conditions.

The Signals employed by the Underlying Indices may be less accurate or result in less favorable performance that other alternatives.

The Underlying Indices use momentum, volatility and carry indicators ("Signals") to determine "exposure direction" (i.e., whether the applicable Underlying Index will take a long or short position). The investment thesis for the Signals assumes that these momentum, volatility and carry indicators are useful to predict the direction of exposure. However, these momentum, volatility and carry indicators may not be reliable predictors of the direction of exposure to the Underlying Indices.

There can be no guarantee that the method by which volatility is determined will be effective; exponentially weighted moving averages place greater emphasis on more recent levels.

Certain volatility measures referenced in the calculation of the Underlying Indices are determined based on exponentially weighted moving average levels of reference measures. The exponentially weighted moving average is a type of moving average in which greater emphasis is given to more recent history by weighting each input according to the relevant decay factor with more recent values receiving a higher weighting than more distant values. Moving average itself is a concept in which

an average value is obtained for a value observed at a specific frequency during a particular period, and this average "moves" every day to record the average daily return for the specified period. An exponentially weighted moving average will react more quickly to recent changes than a simple moving average.

There can be no guarantee that the method by which volatility is determined for purposes of calculating the Underlying Indices (including whether determined using an exponentially weighted moving average, simple average or otherwise) will be effective or achieve the intended results. Alternative methods of calculating volatility could produce more effective results.

The weighting between the Equity Sub-Index and the Treasury Sub-Index may not be suitable for all market conditions or objectives; the weighting may diverge significantly between rebalancings.

The Base Index assigns a weight of 40% to the Equity Sub-Index and a weight of 60% to the HSBC Dynamic US 10Y Treasury Index (the "Treasury Sub-Index") as of each monthly rebalancing. The choice of weights may not be appropriate for all market conditions or objectives. For example, it is possible that a different choice of weights may lead to a better investment outcome for the investor under different market conditions. Additionally, if one Sub-Index outperforms the other Sub-Index between the monthly rebalancing days, the respective weighting of the Sub-Indices within the Base Index may diverge significantly from the 40% and 60% target levels.

The lower performance of one Sub-Index may offset increases in the other Sub-Index.

At a time when the value of one Sub-Index increases, the value of the other Sub-Index may not increase as much or may even decline. This may offset the potentially positive effect of the performance of the former Sub-Index on the performance of the Base Index and, therefore, the HSIE3EDG Index.
Because the Underlying Indices are not equally weighted, changes in the lower weighted Sub-Index may be offset by smaller changes in the more heavily weighted Sub-Index.

Accordingly, it is possible that the level of the Base Index may decline even if the value of one Sub-Index rises, because of the offsetting effect of a decline in the other Sub-Index.

No ownership rights in any bonds or component stocks or any rights in any bond futures contracts or equity index futures contracts.

Qwners of any structured product investment linked to the HSIE3EDG Index will not have rights that holders of the bond futures contracts or equity index futures contracts tracked by the Underlying Indices or holders of any related sovereign bonds or component stocks. Structured product investments linked to the HSIE3EDG Index will be paid in cash, and you will have no right to receive any payment or delivery in respect of any bond

futures contracts or equity index futures contracts tracked by the Underlying Indices or any sovereign bonds or component stocks.

Structured product investments linked to the HSIE3EDG Index do not offer direct exposure to the performance of U.S. equities or U.S. Treasury bonds.

The Sub-Indices track the performance of rolling futures indices. These indices do not track the spot prices of any component stocks or U.S. Treasury bonds and, instead, track the prices of futures contracts. The price of futures contract reflects the expected level of the underlying asset in the future rather than its current level. A variety of factors can lead to a disparity between the expected future price of an underlying asset and the spot price at a given point in time, such as interest charges incurred to finance the purchase of the underlying asset, expectations concerning supply and demand for the underlying asset, and the volatility of the underlying asset. The price movements of a futures contract are typically correlated with the movements of the spot price of the underlying asset, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa).
Accordingly, structured product investments linked to the HSIE3EDG Index may underperform a similar investment that is linked to U.S. equities and U.S. treasuries rather than futures contracts on U.S. equities and U.S. treasuries.

Higher futures prices of the futures contracts underlying the indices tracked by the Sub-Indices relative to the current prices of those contracts may affect the level of the indices and, therefore, the value of the Sub-Indices, Base Index and the HSIE3EDG Index and the value of any structured product investment linked to the HSIE3EDG Index.

As the futures contracts that compose an index tracked by a Sub-Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a negative "roll yield."

Risk Factors & Disclaimers

Contango markets could adversely affect the level of the applicable index and thus the value of the Sub-Indices, Base Index and the HSIE3EDG Index and the value of any structured product investment linked to the HSIE3EDG Index.

The Underlying Indices are excess return indices, not total return indices.

The Underlying Indices are excess return indices not total return indices. With respect to an index comprised of futures contracts, an "excess return" index reflects the "price yield" generated by a change in the price of the futures contract comprising the index and the "roll yield" that is generated when the first expiring futures contract is rolled into the second expiring futures contract, but it does not include interest earned on collateral that a hypothetical investor must provide to secure its performance under the futures contract. By contrast, a "total return" index, reflects interest earned on a hypothetical fully collateralized contract position, in addition to the price yield and the roll yield. Similarly, the calculation of the Underlying Indices only considers the change in the level of any component index and does not consider any interest earned on any "uninvested" funds or other synthetic cash flows.

Suspension or disruptions of market trading in futures contracts may adversely affect the value of any structured product investment linked to the HSIE3EDG Index.

Futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, futures markets typically have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits," and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a specified period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could affect the levels of the Underlying Indices and, therefore, could adversely affect the performance of the HSIE3EDG Index.

HSBC may adjust the HSIE3EDG Index or the Base Index in ways that adversely affect holder's interests in any structured product investment linked to the HSIE3EDG Index.

HSBC is the index sponsor for the HSIE3EDG Index and the Base Index. As the index sponsor, HSBC will make determinations with respect to the HSIE3EDG Index and the Base Index, including whether a disruption event has occurred and whether to use an alternate method of calculation if a disruption event has occurred, and have the discretion to modify the methodology for the HSIE3EDG Index and/or the Base Index or to suspend or cancel the HSIE3EDG Index and/or the Base Index. HSBC has no obligation to consider the interests of any holders of any structured product investment linked to the HSIE3EDG Index in making any determinations as index sponsor. There can be no assurance that any determination made by HSBC in its capacity as index sponsor will not have an adverse effect on the level of the HSIE3EDG Index and, therefore, the return on any structured product investment linked to the HSIE3EDG Index.

The HSIE3EDG Index, the Base Index and the Sub- Indices were recently launched and have limited operating history.

Each of the HSIE3EDG Index, the Base Index and each Sub-Index was launched on December 24, 2024 and therefore has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the HSIE3EDG Index, which may make it more difficult for you to evaluate the historical performance of the HSIE3EDG Index and make an informed investment decision than would be the case if each of the HSIE3EDG Index, the Base Index and each Sub-Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the HSIE3EDG Index, the Base Index and each Sub-Index provided in this document refers to simulated performance data created by applying each index's respective calculation methodology to historical or simulated levels of the Underlying Indices (which themselves may be based on applying the applicable Underlying Index's calculation methodology to historical or simulated levels of its constituents). Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, that is, with the benefit of being able to evaluate how the HSIE3EDG Index methodology would have caused the HSIE3EDG Index to perform had it existed during the hypothetical back-test period. It is impossible to predict whether the HSIE3EDG Index will rise or fall. Accordingly, the actual performance of the HSIE3EDG Index may differ significantly from the back-tested information, and if the HSIE3EDG Index is shown to have generally appreciated over the hypothetical back-test period, that may not therefore be an accurate or reliable indication of any fundamental aspect of the HSIE3EDG Index methodology. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the HSIE3EDG Index, the Base Index and each Sub-Index prior to December 24, 2024 cannot fully reflect the actual results that would have occurred had each of the HSIE3EDG Index, the Base Index and each Sub-Index actually been calculated during that period, and should not be relied upon as an indication of the HSIE3EDG

Index's future performance. A longer history of actual performance could be helpful in providing more reliable information on which to assess the HSIE3EDG Index.

MerQube administers, calculates and publishes the HSIE3EDG Index and the Base Index and sponsors, administers, calculates and publishes the Sub-Indices.

MerQube Inc., MerQube UK Limited and any subsidiaries and affiliates ("MerQube") have the authority to determine whether certain events affecting the HSIE3EDG Index, the Base Index or the Sub-Indices have occurred including, but not limited to, events affecting the measures referenced in the calculation of the indices.

Potential investors in any financial instrument of which the HSIE3EDG Index is an underlying need to be aware that any determination or calculation made by MerQube may affect the level of the HSIE3EDG Index, the Base Index or the Sub-Indices, as applicable, and, as appropriate, the performance of any instruments linked to the performance of the HSIE3EDG Index. MerQube has no obligation to consider the interest of investors in any such instruments when making any determination or calculation. Such discretion in the decisions taken by MerQube (in the absence of manifest or proven error) are binding on all investors and holders of such instruments.

HSBC USA Inc. and HSBC Bank Plc (together, "HSBC"), are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein. These activities may be in conflict with the interests of investors of debt obligations or certificates of deposit issued by members of the HSBC Group.

Important Disclaimer Information

This brochure is for informational purposes only and intended to provide a general overview of the HSIE3EDG Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in financial instruments linked to the HSIE3EDG Index is not equivalent to a direct investment in any part of the HSIE3EDG Index. Investments linked to the HSIE3EDG Index

require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This brochure contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this brochure. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this brochure or in options, futures or other derivatives based thereon. This brochure discusses a number of different HSBC entities and you should fully inform yourself about the specific HSBC issuer prior to making any investment in its debt obligations or certificates of deposit. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank Plc.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

MerQube

MerQube Inc., MerQube UK Limited and any subsidiaries and affiliates ("MerQube") is the administrator and calculation agent of the HSIE3EDG Index. The financial instruments that are based on the HSIE3EDG Index are not sponsored, endorsed, promoted or sold by MerQube in any way and MerQube makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the HSIE3EDG Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the HSIE3EDG Index. MerQube does not guarantee the accuracy and/or the completeness of the HSIE3EDG Index and shall not have any liability for any errors or omissions with respect thereto.

MerQube reserves the right to change the methods of calculation or publication and MerQube shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the HSIE3EDG Index. MerQube shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the HSIE3EDG Index.

Use of Simulated Returns

Each of the HSIE3EDG Index, the Base Index and each Sub-Index was launched on December 24, 2024 and therefore has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the HSIE3EDG Index, which may make it difficult for you to evaluate the historical performance of the HSIE3EDG Index and make an informed investment decision than would be the case if the HSIE3EDG Index, the Base Index and each Sub-Index had a longer
trading history.

Hypothetical back-tested performance prior to the launch of the HSIE3EDG Index, the Base Index and each Sub-Index provided in this brochure refers to simulated performance data created by applying each of the HSIE3EDG Index, the Base Index and each Sub-Index's calculation methodologies to historical prices of the underlying constituents. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the HSIE3EDG Index prior to December 24, 2024 cannot fully reflect the actual results that would have occurred had the HSIE3EDG Index actually been calculated during that period, and should not be relied upon as an indication of the HSIE3EDG Index's future performance. Because of the lack of actual historical performance data, your investment in any structured investment linked to the HSIE3EDG Index may involve a greater risk than investing in a security or other instrument linked to one or more indices with an established record of performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

